Exhibit 99.2

QUEST CAPITAL CORP.

Consolidated Financial Statements
December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles.  These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained and that financial information is accurate and reliable.

The Audit Committee of the Board of Directors, which is composed of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

“Stephen Coffey”	“Jim Grosdanis”

President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada

March 26, 2009

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to assess the effectiveness of the Company’s internal control over financial reporting.  Based on that assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

Based on the Company’s management’s assessment, there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2008.

PricewaterhouseCoopers LLP, independent auditors, who have audited and issued a report on the consolidated financial statements of the Company for the year ended December 31, 2008, have also issued an attestation report on the Company’s management’s assessment of the Company’s internal control over financial reporting.  This attestation report follows.

“Stephen Coffey”	“Jim Grosdanis”

President and Chief Executive Officer	Chief Financial Officer

Vancouver, BC, Canada

March 26, 2009

March 26, 2009

Independent Auditors’ Report
To the Shareholders of Quest Capital Corp.

We have completed integrated audits of Quest Capital Corp’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and an audit of its 2006 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Quest Capital Corp. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of income, retained earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2008 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended December 31, 2006 in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal Control Over Financial Reporting

We have also audited Quest Capital Corp.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
Vancouver, British Columbia
Canada

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	2008	2007
assets
Cash deposits	$1,621	$30,484
Restricted cash (note 5)	4,014	12,452
Loans receivable (note 6)	372,084	277,710
Income tax receivable	190	-
Future income tax (note 11)	4,944	3,916
Premises and equipment (note 7)	862	841
Other assets	540	341
	$384,255	$325,744
liabilities
Accounts payable and accrued liabilities (note 12)	$3,079	$7,081
Revolving debt facility (note 8)	50,153	26,365
Income taxes payable	-	188
Future income tax (note 11)	841	904
Asset retirement obligation (note 9)	459	572
Preferred share liability (note 10)	38,724	-
	$93,256	$35,110

shareholders’ equity
Share capital (note 10)	207,161	207,161
Contributed surplus (note 10)	7,954	6,934
Retained earnings	75,884	76,539
	290,999	290,634
	$384,255	$325,744

Commitments and contingencies (notes 6(d) and 13)
Subsequent event (note 20)

Approved by the Board of Directors
“Stephen C. Coffey” Director Stephen C. Coffey	“A. Murray Sinclair” Director A. Murray Sinclair

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian dollars)

	2008	2007	2006
Retained earnings – beginning of year	$76,539	$65,137	$28,645
Adoption of CICA financial instrument standards (note 2)	-	1,591	-
Net income for the year	22,831	23,667	43,701
Dividends	(23,486)	(13,856)	(7,209)
Retained earnings – end of year	$75,884	$76,539	$65,137

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian dollars, except per share amounts)

	2008	2007	2006
Interest income	$46,819	$40,021	$30,764
Interest expense	(2,967)	(666)	(1,380)
Net interest income	43,852	39,355	29,384
Provision for loan losses (note 6(c))	(13,735)	-	(238)
Net interest income after provision for loan losses	30,117	39,355	29,146
Other income
Syndication fees (note 12)	297	932	543
Management and finder’s fees (note 12)	-	2,445	3,993
Gains on sale of securities (note 12)	-	8,554	14,492
Other	11	51	14
	308	11,982	19,042
Net interest and other income	30,425	51,337	48,188

Non-interest expense
Salaries and benefits	3,070	5,042	2,889
Bonuses	50	2,895	4,241
Stock-based compensation (note 10(f))	1,020	1,085	521
Office and other	1,843	2,559	1,029
Legal and professional services	1,348	2,904	1,908
Regulatory and shareholder relations	592	579	478
Directors’ fees	202	224	280
Resource asset related expense (recoveries)	481	61	(142)
	8,606	15,349	11,204
Income before income taxes	21,819	35,988	36,984
Income tax (recovery) expense (note 11(a))
Current	266	665	1,295
Future	(1,278)	11,656	(8,012)
	(1,012)	12,321	(6,717)
Net income for the year	$22,831	$23,667	$43,701
Earnings per share
Basic	$0.16	$0.16	$0.32
Diluted	$0.16	$0.16	$0.31
Weighted average number of shares outstanding
Basic	146,789,711	145,698,793	137,713,931
Diluted	146,925,085	148,792,349	140,826,503

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income
For the years ended December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	2008	2007
Net income for the year	$22,831	$23,667
Other comprehensive loss
Reclassification adjustment for gains recorded included in net income (net of income tax of $1,156)	-	(2,232)
Comprehensive income	$22,831	$21,435

Accumulated other comprehensive income – beginning of year	$-	$-
Adoption of financial instruments standards (note 2), (net of income tax of $1,156)	-	2,232
Other comprehensive loss for the year (net of income tax of $1,156)	-	(2,232)
Accumulated other comprehensive income – end of year	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Canadian dollars)

	2008	2007	2006
Cash flows from operating activities
Net income for the year	$22,831	$23,667	$43,701
Adjustments to determine net cash flows relating to operating items:
Amortization of premises and equipment	312	174	150
Future income taxes	(1,278)	11,656	(8,012)
Stock-based compensation	1,020	1,085	521
Provision for loan losses	13,735	-	(238)
Amortization of deferred interest and loan fees	(7,061)	(8,855)	(5,539)
Deferred interest and loan fees received	6,270	1,348	6,428
Other	474	(193)	636
Activity in marketable securities held for trading
Purchases	-	(4,221)	(4,356)
Proceeds on sales	-	11,648	12,327
Gains on sale of marketable securities and investments	-	(8,554)	(14,492)
Other assets and investments received as finder’s fees	-	(638)	(862)
Expenditures for reclamation and closure	(25)	(302)	(1,112)
(Increase) decrease in prepaid and other receivables	(200)	567	50
(Decrease) increase in accounts payables and accrued liabilities	(4,002)	2,909	(2,963)
Increase in income taxes receivable	(190)	-	-
(Decrease) increase in income taxes payable	(188)	(2,522)	552
	31,698	27,769	26,791
Cash flows from financing activities
Proceeds from issuance of common shares	-	4,018	62,807
Proceeds from issuance of preferred shares	40,000	-	-
Preferred share issue costs	(1,276)	-	-
Dividends paid – common shares	(23,486)	(13,856)	(7,209)
Revolving debt facility - advances	169,110	-	-
Revolving debt facility - repayments	(118,250)	-	-
Revolving debt facility – financing costs	(1,038)
Repayment of other debt facility	(26,365)	4,365	22,000
	38,695	(5,473)	77,598
Cash flows from investing activities
Activity in loans
Funded	(179,479)	(208,392)	(245,611)
Repayments	79,238	192,325	91,912
Other	(7,078)	7,880	8,342
Activity in investments
Proceeds on sales	-	18,181	124,909
Purchases	-	(488)	(107,752)
Activity in premises and equipment
Proceeds on sales	-	-	356
Purchases	(378)	(563)	(502)
Net proceeds on sale and windup of subsidiaries	-	106	-
Decrease (increase) in restricted cash	8,438	(10,249)	(304)
	(99,259)	(1,200)	(128,650)
Unrealized foreign exchange gain (loss) on cash held in a foreign subsidiary	3	(118)	28
(Decrease) increase in cash deposits	(28,863)	20,978	(24,233)
Cash deposits - beginning of year	30,484	9,506	33,739
Cash deposits – end of year	$1,621	$30,484	$9,506

Supplementary cash flow information (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

1  Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) business is to provide mortgage financings.  Prior to 2008, the Company also provided a range of services including corporate finance, consulting, management and administrative services through its wholly-owned subsidiaries, Quest Management Corp. and Quest Securities Corporation, which were disposed of in December 2007 (note 4).

During 2007, Quest reorganized its business, operations and assets in order to qualify as a mortgage investment corporation (“MIC”) for Canadian income tax purposes commencing in 2008. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of the issued and outstanding shares. During 2008, the Company met the criteria to maintain its MIC eligibility.

2  Change in accounting policies

Effective January 1, 2007, the Company adopted the CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income” (the “Financial Instrument Standards”).  As the Company has not undertaken any hedging activities, adoption of Section 3865 had no impact on the Company.

Loans are recorded at amortized cost, less allowances for loan losses.  Net fees received for originating the loans are netted against the loans’ costs and are recognized in net income using the effective interest method.  Investments and marketable securities are recorded at fair value on the balance sheet.  Fair value is determined directly by reference to quoted market prices in an active market.  Changes in fair value of marketable securities which were classified as held-for-trading were recorded in net income and changes in the fair value of available-for-sale investments were reported in other comprehensive income until sale or other than temporary impairment.

The standards were applied retrospectively without restatement of comparative balances. The transitional adjustments in respect of these standards were made to opening marketable securities, investments and loan balances and adjusted through retained earnings and accumulated other comprehensive income as at January 1, 2007. As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings increased by $1.6 million.  Accumulated other comprehensive income increased by $2.2 million (net of income taxes of $1.1 million).  These adjustments represent the net gain on measuring the fair value of held-for-trading and available-for-sale investments, which had been previously accounted for on a cost basis rather than fair value basis prior to January 1, 2007.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

Effective January 1, 2008, the Company adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital.  In addition, this section requires disclosure of summary quantitative information about what an entity defines as capital; see note 16 to these consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks; see notes 6, 14, 15 and 16 to these consolidated financial statements.  Also, refer to “risk and uncertainties” section of the Company’s Management Discussion and Analysis (“MD&A”) for the year ended December 31, 2008.

3             Significant accounting policies

Generally accepted accounting principles

The consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”). Significant differences between Canadian GAAP and United States GAAP as they relate to these financial statements are described in note 19.  The significant accounting policies used in the preparation of these financial statements are set out below.

Basis of presentation

The consolidated financial statements include the assets, liabilities and results of operations of the Company and all of its subsidiaries after the elimination of intercompany transactions and balances.  As at December 31, 2008, the Company’s subsidiaries include QC Services Inc., Viceroy Capital Corp., Viceroy Gold Corporation and a 75% proportionate joint venture interest in the Castle Mountain property.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Use of estimates

The preparation of these consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Financial statement items subject to significant management judgement include the Company’s loan loss provisions and allowances for loan losses, fair value of non-cash fees and stock-based compensation, asset retirement obligations and future income tax assets.  While management believes that these estimates and assumptions are reasonable, actual results could differ materially from those estimates.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

Cash deposits

Deposits include cash balances with major Canadian chartered banks and short-term deposits and investments having maturity terms of 90 days or less at the time of acquisition.  Financial instruments included in cash and cash equivalents are classified as held for trading and are carried at fair value.

Marketable securities

Marketable securities are designated as held-for-trading and, effective January 1, 2007, are recorded in the consolidated balance sheet at fair value based on quoted bid prices and consideration of other available information.  Changes in the fair value of marketable securities since January 1, 2007 are recorded in gains on sale of securities in the statements of income.  As at December 31, 2008 and 2007, no marketable securities were held.

Investments

Investments are designated as available-for-sale and, effective January 1, 2007, are measured at fair value based on quoted bid prices and consideration of other available information.  When neither an active market nor independent prices are available, the Company uses other methods of valuation to establish fair value.  Changes in the fair value of investments are reported in comprehensive income, until the investment is disposed of or becomes other than temporarily impaired, at which time it will be recognized in the income statement.  As at December 31, 2008 and 2007 no investments were held.

Loans receivable

Loans are recorded at amortized cost, net of allowances for loan losses.  Fees received for originating the loans are netted against the loans’ cost and are recognized in net income using the effective interest rate method.  Costs include loan origination fees and other direct and incremental costs.

Impaired loans

Loans are classified as impaired when payment is contractually 90 days past due, or when there is no longer assurance of the timely collection of principal and interest. Once a loan is impaired, the Company stops accruing interest and fee income as the loan is non-performing.  Loans are reclassified to performing status when management obtains reasonable assurance that the full amount of principal and interest will be recovered in accordance with the terms and conditions of the loan and, as such is no longer classified as impaired.  Alternatively, the Company may restructure a loan to bring it into good standing, and, if the loan is no longer considered impaired, interest and fee income will be recorded on an accrual basis.

Allowance for loan losses

The allowance for loan losses included in loans receivable on the Consolidated Balance Sheet is maintained at an amount, at which management has estimated, at December 31, 2008, is required to

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

absorb credit-related losses on its loan portfolio.  The adequacy of the allowance for loan losses is reviewed at least quarterly. The allowance is increased by changes in provision levels, which are expensed to net income, and reduced by direct write-offs net of any recoveries.  The allowance is deducted from the carrying value of loans on the Consolidated Balance Sheet.  The allowance is a specific allowance for individual loans and a general allowance.

i) Specific allowances

Specific allowances are determined on a loan-by-loan basis and reflect the associated estimated credit loss.  The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated net realizable amount.  The estimated net realizable amount is determined by discounting the expected future cash flows on the disposition of property securing the loan at the effective interest rate inherent in the loan at the date of impairment.  When the amounts and timing of future cash flows cannot be reliably measured, the fair value of the underlying security, net of expected realization costs is used to measure the estimated net realizable amount.  Security may include real property and other assets including securities, cash and borrower guarantees.

ii) General allowances

Specific allowances may be supplemented by a general allowance determined by management based on historical credit loss experience, review of the loan portfolio and current economic trends.  A general allowance may be established to absorb losses inherent in the loan portfolio that have not presently been identified by management and are not associated with specific loans.

Foreclosed properties held-for- sale

When a loan is foreclosed, the real estate value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Amortization is not recorded while the foreclosed property is classified as held for sale.

Premises and equipment

Land is carried at cost.  Leasehold improvements and equipment are carried at cost, less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method over the estimated useful lives of the related assets as indicated below:

Leasehold improvements	Term of the lease
Computer equipment and software	3 years
Other equipment	5 years

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

Provision for asset retirement obligations

The Company recognizes a liability for asset retirement obligations associated with the retirement of long-lived assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to net income. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in earnings in the period in which the adjustment is made.

It is possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is initially recorded in other comprehensive income; however, to the extent the net investment in the operation has been reduced, the translation gain or loss is reported in net income for the year.

Revenue recognition

Interest income is recognized on an accrual basis using the effective interest method except for loans classified as impaired. When a loan is classified as impaired, amortization of commitment fee income ceases and interest income is recognized on a cash basis, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectability of remaining principal balances.  Loan syndication fees are included in income as earned over the estimated term of the loan. Loan commitment, origination, restructuring and renegotiation fees, and interest collected in advance, are netted against the loan receivable balance and recognized in income over the estimated term of the loan.

Prior to 2008, finder’s fees received as compensation for corporate finance business activities were recorded when performance was complete and the cash or non-monetary consideration received or collection was reasonably assured.  Non-monetary consideration included shares, broker warrants and/or options. Shares were valued using the trading price of the shares at the time they were received. Adjustments were made to the trading price for hold periods and other re-sale restrictions. The Black-Scholes option pricing model was used to estimate the fair value of warrants and options.  Prior to 2008, trading revenue and the sale of investments were recognized on a settlement basis.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on future taxes of a change in tax rates will be recognized in net income in the period that includes the date of substantive enactment. Future tax assets are recognized to the extent their realization is more likely than not and are adjusted by a valuation allowance when expected realization of future income tax assets does not meet the more likely than not realization test.

Stock-based compensation

The Company recognizes compensation expense for stock option grants based on the fair value of the stock options issued.  The fair value of awards granted is estimated at the date of grant and is amortized to expense on the income statement as employee compensation expense on a straight-line basis over the requisite service period with the offsetting credit to contributed surplus. For awards with service conditions, the total amount of compensation cost to be recognized is based on the number of awards expected to vest and is adjusted to reflect those awards that do ultimately vest.

Common shares

The value of common shares issued in a public or private offering is equal to the cash consideration received.  Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus.  For common shares issued as consideration for services rendered, the amount credited to share capital is equal to the fair value of the liability incurred.  The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares.

Preferred shares

Preferred shares with mandatory redemption features are accounted for in accordance with the substance of the contractual arrangement and, as such, are classified as financial liabilities.  Dividends paid on preferred shares classified as liabilities are expensed to the income statement as interest expense.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

Embedded derivatives

Derivatives may be embedded in other financial instruments (the host instrument).  Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held-for-trading or designated at fair value with subsequent changes in fair value recognised in net income.

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution from common shares issuable through stock options using the treasury stock method.

Future accounting changes

Effective January 1, 2009, the Company will adopt the CICA handbook section 3064 “Goodwill and Intangible Assets”. Adoption of this standard is not expected to have a material affect on the Company’s consolidated financial statements.

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (“IFRS”) over a transition period effective for fiscal periods ending on or after January 1, 2011.  Management has established a changeover plan to adopt IFRS on January 1, 2011.  An implementation team will be created and management is investigating the use of third party advisors to assist in the process.  The conversion plan timetable will include the assessment of accounting policy choices and elections. Management has not yet started the process of assessing accounting policy choices and elections that are permitted under IFRS. Management is also assessing the impact of the conversion on the Company’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Management will continually review and adjust its implementation plan to ensure the plan and its IFRS convergence timetable is met.

4  Divestitures

Quest Securities Corporation and Quest Management Corp.

In December 2007, the Company disposed of its wholly-owned subsidiaries Quest Securities Corporation and Quest Management Corp.  The shares of these subsidiaries were sold to parties related by virtue of having certain directors and officers in common for cash proceeds of $375,000, representing fair value at the time of disposition, resulting in a net loss of $12,000.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

5  Restricted cash

Restricted cash comprises:

	December 31, 2008	December 31, 2007
Castle Mountain	$1,755	$1,999
Interest on loans receivable (held in trust)	2,259	10,453
Total	$4,014	$12,452

a)	Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$1,441 ($1,755) as at December 31, 2008 (December 31, 2007 - US$2,016 or $1,999) in a fund to fulfill reclamation and closure obligations at its’ Castle Mountain property.

b)	Interest on loans receivable (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan receivable amount in trust as interest reserves.  These amounts are applied as interest payments become due.  Amounts held in trust relating to unearned interest are reported as restricted cash.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

6    Loans receivable

a)	Loans and allowance for loan losses

Loans receivable as at December 31, 2008:

	Gross Amount	Specific Allowance	Net Amount
Mortgage principal[1]	$382,481	$12,399	$370,082
Bridge loan principal	5,106	1,336	3,770
Accrued interest and deferred loan fees	(1,768)	-	(1,768)
	$385,819	$13,735	$372,084

1 Foreclosed real estate assets-held-for-sale with a net carrying value of $4,259 (2007 - $nil) are included in mortgage principal based on estimated net realizable value.

Loans receivable as at December 31, 2007:

	Gross Amount	Specific Allowance	Net Amount
Mortgage principal	$279,644	$-	$279,644
Bridge loan principal	10,549	-	10,549
Accrued interest and deferred loan fees	(12,483)	-	(12,483)
	$277,710	$-	$277,710

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

b)	Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or payment date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not classified as impaired because they are either less than 90 days past due or are fully secured and there is reasonable assurance of collection of principal and accrued interest.

Carrying value of loans past maturity date:
Days Outstanding Past Maturity	December 31, 2008	December 31, 2007
1 – 30 days	$-	$-
31 – 60 days	8,090	13,000
61 – 90 days	28,514	11,436
	$36,604	$24,436

Carrying value of loans past payment date:

Days Outstanding Past Payment Date	December 31, 2008	December 31, 2007
1 – 30 days	$5,337	$-
31 – 60 days	-	-
61 – 90 days	-	-
	$5,337	$-

The principal collateral and other forms of collateral that the Company holds as security for the loans includes real property, and other assets including securities, cash and borrower guarantees. Valuations of the collateral are periodically updated depending on the nature of the collateral.  The estimated fair value of the collateral of the past due loans that are not impaired is in excess of the carrying value of these loans as at December 31, 2008.

c)	Impaired loans and specific allowances

The Company’s impaired loans and specific allowances are as follows:

	December 31, 2008		December 31, 2007
	Number of loans	Gross Impaired Amount	Number of loans	Gross Impaired Amount
Impaired loans with specific allowances	10	$56,544	-	$-
Specific allowances		(13,735)		-
	10	42,809	-	-
Impaired loans without specific allowances	4	47,180	1	7,500
Total impaired loans, net of specific allowances	14	$89,989	1	$7,500

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

At December 31, 2008, the total estimated fair value of the collateral of impaired loans with specific allowances is $48,100 and for impaired loans without specific allowances is $79,222. Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals, and management’s knowledge of the collateral, credit and real estate markets.

The Company has recorded specific allowances for loan losses as follows:

	December 31, 2008	December 31, 2007
Balance – beginning of year	$-	$586
Provision for loan losses	13,735	-
Reversal of allowances	-	586
Balance – end of year	$13,735	$-

As at December 31, 2008 the Company performed a comprehensive review of its loan portfolio for the purposes of determining any specific allowances for each loan and as such, a general allowance is not required.

d)	Loan commitments

At December 31, 2008, the Company has loan commitments for future advances on construction loans of up to $46 million of which $37 million is scheduled for 2009, and $9 million in 2010.  However, these advances are subject to presale requirements, the completion of due diligence, and no material adverse changes in the assets, business or ownership of the borrower and other terms.

e)	Composition of loan portfolio:

The following table indicates the composition of the Company’s loans by sector as follows:

Principal Outstanding:	Number of loans	December 31, 2008	Number of loans	December 31, 2007
Land under development	21	$172,076	23	$151,607
Real estate – residential	7	35,954	6	22,752
Real estate – commercial	7	64,784	8	51,123
Construction	18	109,667	12	54,162
Total mortgages	53	382,481	49	279,644
Bridge loans	4	5,106	6	10,549
Total loan principal	57	$387,587	55	$290,193

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

f)	Geographic distribution of loan principal

The following table indicates the geographical distribution of the Company’s mortgage loans:

	Number of loans	December 31, 2008		Number of loans	December 31, 2007
Principal outstanding:
British Columbia	17	$151,096	40%	20	$160,986	58%
Prairies	29	183,217	48%	27	101,158	36%
Ontario	7	48,168	12%	2	17,500	6%
Total mortgage loans	53	$382,481	100%	49	$279,644	100%

7  Premises and equipment

	Cost	Accumulated Amortization	2008 Net Book Value	2007 Net Book Value
Land	$35	$-	$35	$35
Leasehold improvements	631	260	371	486
Computer equipment	506	291	215	169
Computer software	140	22	118	19
Office equipment	205	82	123	132
	$1,517	$655	$862	$841

Amortization included in net income is $312 (2007 - $174, 2006 - $150).

8  Revolving debt facility

In January 2008, the Company entered into a two year revolving debt facility syndicated among three Canadian chartered banks to a maximum of $88,000. In December 2008, the Company amended the terms of the agreement and reduced the facility to $70,000.  The facility bears interest based on prime rate plus an increment and is collateralized by the Company’s loan portfolio.

As at December 31, 2008, $50,860 was drawn down under the facility.  The Company amortizes financing costs associated with the revolving debt facility over the term of the facility. As at December 31, 2008, the Company was in compliance with all required financial covenants under the revolving debt facility.  The Company had no defaults or breaches during the year.

	December 31, 2008	December 31, 2007
Revolving debt facility drawn	$50,860	$-
Other debt facility drawn	-	26,365
Less: unamortized balance of financing costs	(707)	-
	$50,153	$26,365

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

9  Asset retirement obligation

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property.  The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in note 5.

A reconciliation of the asset retirement obligation is as follows:

	December 31, 2008	December 31, 2007
Balance - beginning of year	$572	$1,011
Liabilities settled during the year	(135)	(352)
Accretion expense	35	50
Revision in estimated cash flows	(123)	-
Foreign exchange	110	(137)
Balance - end of year	$459	$572

Asset retirement obligation

10  Share capital

a)       Authorized

Unlimited first and second preferred shares
Unlimited common shares without par value

b)	First preferred shares issued and outstanding

		December 31, 2008		December 31, 2007
	Number of shares	Amount	Number of shares	Amount
First preferred shares *
Opening balance	-	$-	-	$-
Issued for cash	20,000,000	40,000	-	-
Issue costs	-	(1,276)	-	-
Closing balance	20,000,000	$38,724	-	$-

*Classified as liabilities

In December 2008, the Company completed a private placement of 20,000,000 13.5% Cumulative, First Preferred Shares, Series “A” with voting rights, at a price of $2.00 per share for aggregate proceeds of $40,000.  Issue costs include an agent’s commission of 2.95% ($1,180) of the gross proceeds payable in common shares of the Company.  As at December 31, 2008, regulatory

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

approval had not been obtained for the issue of common shares therefore, the associated costs are included in accrued liabilities.

On January 19, 2009, regulatory approval was obtained and 1,404,762 treasury shares were issued at a price of $0.84 per share to settle the agent’s commission.

The First Preferred Shares, Series “A” expire on December 31, 2010. Prior to January 11, 2010, the preferred shares are redeemable and retractable at the Company’s or holder’s option, with consent of the Company’s lenders (note 8) and after such date no consent is required.  The redemption or retraction price is equal to the issue price plus all accrued and unpaid dividends. As the preferred shares are not convertible and are mandatorily retractable with a prescribed cumulative dividend, they have been classified as a liability on the balance sheet.

Dividends are payable on a quarterly basis at a rate of 13.5% per annum. Dividend payments are recorded as interest expense in net income.  The preference shareholders, after payment of dividends at the prescribed rate of 13.5% per annum and the payment of an equivalent amount of dividends to common shareholders, have the right to participate pari passu in any additional dividends payable to common shareholders.

c)	Common shares issued and outstanding

		2008		2007
	Number of shares	Amount	Number of shares	Amount
Common Shares
Opening balance	146,789,711	$207,161	144,842,628	$202,513
Issued on exercise of stock options	-	-	883,333	1,571
Issued on exercise of compensation options	-	-	1,063,750	2,447
Fair value of options exercised	-	-	-	630
Closing balance	146,789,711	$207,161	146,789,711	$207,161

d)	Compensation options issued and outstanding

	Number of options	Exercise price per share	Expiry date
Opening balance – January 1, 2007	1,133,775
Exercised	(1,015,750)	$2.30	August 23, 2007
Exercised	(48,000)	$2.30	October 26, 2007
Expired	(70,025)	$2.30	August 23, 2007
Closing balance – December 31, 2007	-
Closing balance – December 31, 2008	-

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

e)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Changes in the number of stock options outstanding for the years indicated are as follows:

		2008		2007
	Number of shares	Weighted average share price	Number of shares	Weighted average share price

Opening balance	10,553,000	$2.28	8,981,333	$2.02
Granted	2,455,000	2.37	2,855,000	3.05
Exercised	-	-	(883,333)	1.78
Expired	(5,083,336)	1.96	(400,000)	3.04
Cancelled	(2,650,000)	2.44	-	-
Closing balance	5,274,664	$2.55	10,553,000	$2.28
Options exercisable at year-end	2,957,059	$2.56	8,794,480	$2.13

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$1.51	223,000	0.63	$1.51	223,000	$1.51
$ 1.52 to $2.31	2,005,000	3.45	2.15	1,072,173	2.23
$ 2.32 to $3.24	3,046,664	3.55	2.89	1,661,886	2.92
	5,274,664	3.39	$2.55	2,957,059	$2.56

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

f)	Contributed surplus

	2008	2007
Opening balance	$6,934	$6,479
Fair value of options exercised	-	(630)
Stock-based compensation	1,020	1,085
Ending balance	$7,954	$6,934

The fair values of options for 2008 and 2007 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

	2008	2007
Risk-free interest rate	3.38%	4.10%
Expected life of options	3.0 years	3.0 years
Expected stock price volatility	34%	35%
Expected dividend yield	4.23%	2.74%
Weighted average fair value of options	$0.46	$0.72

11Income taxes

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada.  The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

a)                The provision for income taxes consists of the following:

	2008	2007	2006
Current
Canada	$250	$489	$1,184
United States	16	176	111
Total current expenses	266	665	1,295

Future
Canada	(1,028)	11,898	(8,012)
United States	(250)	(242)	-
Total future (recoveries) expenses	(1,278)	11,656	(8,012)
Total provision for income taxes	$(1,012)	$12,321	$(6,717)

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

b)           The amount of tax expense or recovery that would be computed by applying the federal and provincial statutory income tax rate of 30.66% (2007 – 34.07%, 2006 – 34.12%) to income before tax and the adjustments to reconcile to net income is as follows:
	2008	2007	2006
Income taxes at statutory rates	$6,689	$12,278	$14,925
Increase (decrease) in taxes from:
Non-deductible differences	215	4,709	(193)
Dividends deductible for tax purposes [1]	(7,201)	-	-
Difference in foreign tax rates	(44)	4	(173)
Change in enacted tax rates	248	3,502	-
Benefits of timing differences not previously recognized	(919)	(2,091)	(2,162)
Recognition of prior year tax losses	-	(6,081)	(19,114)
	$(1,012)	$12,321	$(6,717)

1As the Company is organized as a MIC for tax purposes in 2008, it is eligible to deduct dividends paid from taxable income.

c)	The Company has non-capital losses to reduce future taxable income in Canada of approximately $9,131. These losses will expire in 2015 ($6,727) and 2028 ($2,404).

d)	The significant components of the future income tax assets and liabilities are as follows:

	2008	2007

Loss carry-forwards	$2,753	$2,116
Capital losses	7,935	9,186
Premises and equipment	9	1,133
Other	2,613	2,168
	13,310	14,603
Valuation allowance	(8,366)	(10,687)
Future income tax asset	$4,944	$3,916

Deferred gain and other	$841	$904
Future tax liability	$841	$904

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

12        Related party transactions

a)	Included in accounts payable and accrued liabilities as at December 31, 2008 is $50 due to employees for bonuses payable (2007 - $4,620).

b)	For the year ended December 31, 2008, the Company borrowed and repaid $nil (2007 - $nil) from related parties. Interest paid on these borrowings totalled $nil. (2007 - $nil, 2006 - $110).

c)
For the year ended December 31, 2008, the Company received $nil (2007 - $807, 2006 - $1,507) in management and finder’s fees from parties related by virtue of having certain directors and officers in common.

d)
For the year ended December 31, 2008, the Company received $25 (2007 - $41, 2006 - $24) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

e)
For the year ended December 31, 2008, the Company recorded a gain on disposal of securities and investments of $nil (2007 - $3,604, 2006 - $10,627) in companies related by virtue of having certain directors and officers in common.  These transactions were recorded at the exchange amount which management believes to be a fair approximation of fair value.

f)
For the year ended December 31, 2008, the Company received $nil (2007 - $807, 2006 - $1,507) in management and finder’s fees from parties related by virtue of having certain directors and officers in common.

g)
Included in accounts payable and accrued liabilities as at December 31, 2008 is $39 (2007 - $48) in co-lender interest payable to parties related by virtue of having certain directors and officers in common.

13   Commitments and contingencies

a)
During the year, surety bond guarantees have been reduced to $592 (US$486) (2007 - US$2,405, 2006 - US$2,405). The guarantees have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)	The Company has entered into operating leases for office premises and other commitments. Annual payments required are approximately as follows:

2009	$679
2010	$586
2011	$423
2012	$423
2013	$25

c)	Other commitments and contingencies are disclosed in note 6(d).

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

14   Interest rate sensitivity

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates.  Based on current differences as at December 31, 2008, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would decrease net interest income over the next 12 months by $207. An immediate and sustained 100 basis point decrease in interest rates would increase net interest income over the next 12 months by $271.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at December 31, 2008:

	Floating Rate	Within 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non –Interest Sensitive	Total
Total assets	$50,156	$164,621	$101,590	$71,220	$-	$(3,332)	$384,255
Total liabilities and equity	50,860	-	-	40,000	-	293,395	$384,255
Difference	$(704)	$164,621	$101,590	$31,220	-	$(296,727)	$-
Cumulative difference	$(704)	$163,917	$265,507	$296,727	$296,727	$-	$-
Cumulative difference as a percentage of total assets	(0.2%)	42.7%	69.1%	77.2%	77.2%	-	-

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

15    Fair value of financial instruments

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market.  Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

The fair values of cash resources are assumed to approximate their carrying values due to their short-term nature.

The fair values of loans reflects changes in the general level of interest rates that have occurred since the loans were originated, net of any allowances for loan losses. These instruments lack an available trading market and are not typically exchanged. They have been valued assuming they will not be sold. The fair values are not necessarily representative of the amounts realizable in an immediate settlement of the instrument. For variable rate loans, the fair value approximates their carrying values since these instruments reprice to market frequently. For fixed rate loans, fair value is determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks.

The fair value of the revolving debt facility is based on a variable rate of interest and reprices to market frequently and on that basis the fair value approximates the carrying value.

The fair value of the preferred share liability is determined by using market interest rates for financial instruments with similar terms and risks. This instrument lacks an available trading market and is not typically exchanged.

The table below sets out the fair values of financial instruments and does not include assets and liabilities that are not considered financial instruments.
		2008		2007
	Carrying value	Fair value	Carrying value	Fair Value
Assets
Deposits	$1,621	$1,621	$30,484	$30,484
Restricted cash	4,014	4,014	12,452	12,452
Loans receivable	373,852	372,757	277,710	277,710
Liabilities
Revolving debt facility	50,860	50,860	26,365	26,365
Preferred share liability	40,000	40,000	-	-

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

16  Capital and risk management

Capital management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support lending operations.  The Company continually monitors its capital position to ensure these objectives are met.  A strong capital position also provides flexibility in considering accretive growth opportunities.  As at December 31, 2008, the Company was in compliance with its revolving debt facility covenants.

At December 31, 2008, management considers the Company’s capital to be comprised of debt payable of $50,153, preferred share liability of $38,724 and all components of shareholders’ equity which amount to $290,999 for a total of $379,876.

Commencing in 2008, the Company’s dividend policy is to distribute sufficient dividends to shareholders throughout the fiscal year and within 90 days thereafter to reduce its taxable income to a negligible amount, after first deducting all available loss carry-forwards and other deductions against taxable income.  The execution of the Company’s dividend policy is further described in the Company’s management’s discussion and analysis for the year ended December 31, 2008.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  The Company is further exposed to adverse changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

Senior management is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;

•	emphasis on borrowers’ experience;

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

•	local and regional diversification of mortgages;

•	diversification of the loan portfolio by asset type;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan originators and underwriters;

•	the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests;

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding; and

•	the prompt initiation of recovery procedures on overdue loans.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management.  In addition, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at December 31, 2008, the largest loan in the Company’s loan portfolio was $29 million (7% of the Company’s loan portfolio) and was not impaired.  This was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of the revolving debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations. The Company manages its revolving debt facility liquidity risk by accessing alternative sources of liquidity whether this be mortgage repayments, syndication proceeds or preferred share issuances. For both of these liquidity risks, the Company will syndicate a portion of its loans as part of its liquidity risk management.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

As at December 31, 2008, the Company had drawn $50.1 million on its $70.0 million revolving debt facility and had future loan commitments to borrowers of up to $46.3 million.  Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at December 31, 2008, 76% of the Company’s loan portfolio, or $296 million, was due within a year.  With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Due to the current adverse economic climate which is impacting real estate prices and the timing of take-out financing for certain loans in the Company’s portfolio, the Company issued a preference share offering and renegotiated certain terms of its revolving debt facility which reduced its debt facility prior to year-end.  There is a risk that a further deterioration of the credit worthiness of loans in the Company’s portfolio could adversely impact the Company’s ability to meet one of its revolving debt facility covenants related to annualized income. The Company does not anticipate any non-compliance with its other covenants, namely minimum equity, interest coverage and tangible assets to debt.  Management is negotiating amendments to its revolving debt facility covenants and anticipates that a new loan agreement will be in place during the second quarter of 2009.  Management expects the amendments will increase its borrowing costs.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments.  In addition, the Company has initiated a number of procedures to assist in its liquidity management including:

•	restricting loan advances to existing lending obligations and protective disbursements and not committing to any new loans prior to repaying the revolving debt facility in full;

•	syndication of existing loans using an A/B priority structure whereby Quest will hold the B portion;

•	negotiating with the preferred shareholders to allow the Company the option of making their dividend payments in common shares of the Company.

As a result of these initiatives, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments.  The Company does not engage in any type of trading activities.  The Company’s material market risk is limited to interest rates as noted below.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the Bank Prime Rate plus a spread.  In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at December 31, 2008, the Company had 7 variable rate loans priced off the bank prime rate with an aggregate principal of $50.2 million and 50 fixed-rate loans with an aggregate principal of $337.4 million.

17  Segmented information

The Company has primarily one operating segment, which is to provide mortgage financings.  The Company’s geographic location is Canada.

18Supplemental cash flow information

a)	Cash received or paid

	2008	2007	2006
Interest received (non-loan)	$465	$680	$1,380
Interest paid	2,389	493	1,081
Income tax instalments	86	696	-
Income taxes paid, related to previous years	452	2,718	-

b)	Non-cash financing and investing activities

	2008	2007	2006
Marketable securities and investments received as loan fees	$-	$3,964	$2,157
Investment purchases funded by brokerage margin account	-	-	(30,899)
Investment proceeds funded by brokerage margin account	-	-	30,899

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

19   United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. Material measurement differences between Canadian GAAP and United States GAAP would have the following effect on earnings and comprehensive income (loss), earnings per share, revolving debt facility, preferred share liability, and shareholders’ equity for United States GAAP purposes:

	2008	2007	2006
Earnings
As reported in accordance with Canadian GAAP	$22,831	$23,667	$43,701
Adjustment for unrealized (loss) gain on trading Securities (note 19(b))	-	-	213
Net earnings under United States GAAP	22,831	23,667	43,914
Other comprehensive income
Adjustment for unrealized holding gains (losses) (note 19(b))	-	-	(2,545)
Comprehensive income	$22,831	$23,667	$41,369
Earnings per share under United States GAAP
Basic	$0.16	$0.16	$0.32
Diluted	$0.16	$0.16	$0.31
Deferred finance fees
Under Canadian GAAP	$-	$-
Adjusted for preferred share liability and other financing costs (note 19(c))	1,983	-
Under United States GAAP	$1,983	$-
Revolving debt facility
Under Canadian GAAP	$50,153	$26,365
Adjusted for financing costs (note 19(c))	707	-
Under United States GAAP	$50,860	$26,365
Preferred share liability
Under Canadian GAAP	$38,724	$-
Adjusted for preferred share liability and other financing costs (note 19(c))	1,276	-
Under United States GAAP	$40,000	$-

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	2008	2007
Total shareholders’ equity
Share capital
Under Canadian GAAP	$207,161	$207,161
Adjusted for reduction of stated capital (note 19(a))	185,584	185,584
Under United States GAAP	$392,745	$392,745
Contributed surplus
Under Canadian and United States GAAP	$7,954	$6,934
Retained earnings (deficit)
Under Canadian GAAP	$75,884	$76,539
Adjustment for reduction of stated capital	(185,584)	(185,584)
Under United States GAAP	$(109,700)	$(109,045)
Total shareholders’ equity under United States GAAP	$290,999	$290,634

a)	Reduction of stated capital

At the Company’s Annual General Meeting in June 2003, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances.  This GAAP difference has no net impact on total shareholders’ equity reported.

b)	Unrealized holding gains (losses)

Under United States GAAP, securities are classified as held-for-trading assets and investments are classified as available-for-sale assets. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for long-term available-for-sale investments are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized.

Prior to January 1, 2007, marketable securities were recorded at the lower of average cost and market value under Canadian GAAP and investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary under Canadian GAAP.  These differences were eliminated as a result of the adoption of the Financial Instruments Standards under Canadian GAAP, as described in Note 3.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

c)	Deferred finance costs

Under Canadian GAAP, deferred finance costs related to the revolving debt facility and preferred share liability has been offset against the respective loan balances.  Under United States GAAP, such finance costs would be reported as a deferred charge asset on the consolidated balance sheet.

d)	Shareholders’ equity

Under United States GAAP, accumulated other comprehensive income is recorded as a separate component of shareholders’ equity.  Prior to January 1, 2007, Canadian GAAP did not permit presentation of other comprehensive income.  This difference was eliminated as a result of the change in accounting principles under Canadian GAAP, as described in Note 2.

e)	Joint venture

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

f)
Income taxes

In July 2006, the Financial Accounting Standards Board “FASB” issued Interpretation No. 48 “FIN 48”, “Accounting for Uncertainty in Income Taxes”.  FIN 48 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return.  The Company adopted this standard on January 1, 2007 and determined it had no unrecognized tax benefits in 2007 and 2008.

g)	Recently adopted accounting standards

(i)
In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157"), to define fair value, establish a framework for measuring fair value in generally accepted accounting principles, and expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007.  The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the Company’s results of operations or financial position. The Company will adopt SFAS 157 for non financial assets and non-financial liabilities on January 1, 2009, as required, and does not expect the provisions to have a material effect on the Company’s results of operations or financial position.

(ii)
In February 2007, FASB issued FASB Statement No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”, which provides an option to elect to treat certain financial assets and liabilities on a fair value basis.  The adoption of SFAS 159 on January 1, 2008 did not have a material effect on the Company’s results of operations or financial position.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2008 and 2007
(Expressed in thousands of Canadian dollars)

h)	Impact of recently issued accounting standards

In December 2007, FASB issued SFAS 141(R) "Business Combinations" and SFAS 160 "Non-controlling Interest in Consolidated Financial Statements" which are both effective for fiscal years beginning after December 15, 2008.  SFAS 141(R) which will replace FAS 141, is applicable to new business combinations entered into after the effective date of December 15, 2008.  The Company does not expect the adoption of these standards to have a material effect on the Company’s results of operations or financial position.

20           Subsequent event

On January 15, 2009, the Company issued 1,404,762 common shares.  Refer to note 10(b).